Exhibit 99.1

Management’s Discussion and Analysis

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of how we performed, as well as information about our financial condition and future prospects. As this management’s discussion and analysis is intended to supplement and complement our financial statements, we recommend that you read this in conjunction with our consolidated interim financial statements for the three months ended March 31, 2022, our 2021 annual consolidated financial statements and our 2021 annual management’s discussion and analysis. This management’s discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our two-year Outlook, including forecasted impacts associated with our Change Program, and our expectations related to general economic conditions and market trends and their anticipated effects on our business segments. For additional information related to forward-looking statements, material assumptions and material risks associated with them, please see the “Outlook,” and “Additional Information—Cautionary Note Concerning Factors That May Affect Future Results” sections of this management’s discussion and analysis. This management’s discussion and analysis is dated as of May 2, 2022.

We have organized our management’s discussion and analysis in the following key sections:

•	Executive Summary – an overview of our business and key financial highlights	3

•	Results of Operations – a comparison of our current and prior-year period results	6

•	Liquidity and Capital Resources – a discussion of our cash flow and debt	13

•	Outlook – our two-year financial Outlook, including material assumptions and material risks	17

•	Related Party Transactions – a discussion of transactions with our principal and controlling shareholder, The Woodbridge Company Limited (Woodbridge) and other related parties	20

•	Subsequent Events – a discussion of material events occurring after March 31, 2022 and through the date of this management’s discussion and analysis	20

•	Changes in Accounting Policies – a discussion of changes in our accounting policies	20

•	Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies	20

•	Additional Information – other required disclosures	21

•	Appendix – supplemental information	23

Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us”, the “Company” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

Basis of presentation

We prepare our consolidated financial statements in U.S. dollars and in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Other than EPS, we report our results in millions of U.S. dollars, but we compute percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

In the first quarter of 2022, we made two changes to our segment reporting to reflect changes in how we manage our businesses. Prior-period amounts have been revised to reflect the current presentation. Refer to the “Additional information” section of this management’s discussion and analysis for further information.

Use of non-IFRS financial measures

In this management’s discussion and analysis, we discuss our results on both an IFRS and non-IFRS basis. We use non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, as supplemental indicators of our operating performance and financial position as well as for internal planning purposes, our management incentive programs and our business Outlook. We believe non-IFRS financial measures provide more insight into our performance. Non-IFRS measures do not have standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

See Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Refer to the “Liquidity and Capital Resources” section of this management’s discussion and analysis and Appendix B for reconciliations of our non-IFRS financial measures to the most directly comparable IFRS measures.

Glossary of key terms

The following terms in this management’s discussion and analysis have the following meanings, unless otherwise indicated:

Term	Definition
“Big 3” segments	Our combined Legal Professionals, Corporates and Tax & Accounting Professionals segments
Blackstone’s consortium	The Blackstone Group and its subsidiaries, and private equity funds affiliated with Blackstone
bp	Basis points — one basis point is equal to 1/100th of 1%; “100bp” is equivalent to 1%
Change Program	A two-year initiative focused on transforming our company from a holding company to an operating company and from a content provider into a content-driven technology company
constant currency	A non-IFRS measure derived by applying the same foreign currency exchange rates to the financial results of the current and equivalent prior-year period
COVID-19	A novel strain of coronavirus that was characterized a pandemic by the World Health Organization during March 2020
EPS	Earnings per share
LSEG	London Stock Exchange Group plc
n/a	Not applicable
n/m	Not meaningful
organic or organically

A non-IFRS measure that represents changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods

Refinitiv	The Refinitiv business of LSEG. We owned 45% of Refinitiv prior to its sale on January 29, 2021
YPL

York Parent Limited, the entity that owns LSEG shares, which is jointly owned by our company and the Blackstone consortium. A group of current LSEG and former members of Refinitiv senior management also owns part of YPL. References to YPL also include its subsidiaries. YPL was previously known as Refinitiv Holdings Limited prior to the sale of Refinitiv to LSEG on January 29, 2021

$ and US$	U.S. dollars

Executive Summary

Our company

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters.

We derive most of our revenues from selling information and software solutions, primarily electronically and on a recurring subscription basis. Our solutions blend deep domain knowledge with software and automation tools. We believe our workflow solutions make our customers more productive, by streamlining how they operate, enabling them to focus on higher value activities. Many of our customers use our solutions as part of their workflows, which has led to strong customer retention. We believe that our customers trust us because of our history and dependability and our deep understanding of their businesses and industries, and they rely on our services for navigating a rapidly changing and increasingly complex digital world. Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments.

We are organized as five reportable segments described below, which reflect how we manage our businesses.

First Quarter 2022 Revenues

Legal Professionals

Serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

Serves corporate customers from small businesses to multinational organizations, including the seven largest global accounting firms, with our full suite of content-enabled technology solutions for in-house legal, tax, regulatory, compliance and IT professionals.

Tax & Accounting Professionals

Serves tax, accounting and audit professionals in accounting firms (other than the seven largest, which are served by our Corporates segment) with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News

Supplies business, financial and global news to the world’s media organizations, professionals and news consumers through Reuters News Agency, Reuters.com, Reuters Events, Thomson Reuters products and the Refinitiv business of LSEG.

Global Print Provides legal and tax information primarily in print format to customers around the world.

Our businesses are supported by a corporate center that centrally manages commercial and technology operations, including those around our sales capabilities, digital customer experience and product and content development. Our corporate center also centrally manages functions such as finance, legal and human resources, and our Change Program. We report “Corporate costs” which includes expenses for corporate functions and our Change Program.

Key Financial Highlights

The momentum we experienced in 2021 continued to build into the first quarter of 2022, as both sales and revenue exceeded our expectations. Our businesses continue to benefit from the increasing complexity of regulation in our legal, tax and risk-related markets.

In May 2022, we raised our total company and “Big 3” revenue growth Outlook for the full year of 2022, reflecting our increasing confidence in our business performance. We reaffirmed all other measures in our two-year Outlook, including our adjusted EBITDA margin, as we continue to invest in our business and customer success initiatives and absorb heightened inflationary pressures. Refer to the “Outlook” section of this management’s discussion and analysis for additional information.

Our Change Program to transition from a holding company to an operating company, and from a content provider into a content-driven technology company, is on track. In the first quarter of 2022, we further progressed program initiatives to migrate more of our revenue to cloud solutions, increase the proportion of sales we make through our digital channels, and improve our customers’ experience interacting with us. As of March 31, 2022, we have achieved $305 million of annualized run-rate operating expense savings from the program.

Recent Global Events

The global economy is experiencing substantial disruption due to the Russian military invasion of Ukraine on February 24, 2022 and the ongoing impacts from COVID-19. In response to the invasion, several countries have imposed economic sanctions that are affecting global financial markets and exacerbating economic challenges such as inflation and global supply-chain disruption. While our Reuters News business continues to report from Ukraine in order to provide unbiased and reliable news, our operations in Ukraine and Russia are not material to our business. We have taken steps to comply with applicable restrictions arising from sanctions that apply to our company. We have also relocated services previously performed under outsourcing contracts in the region. We are closely monitoring the crisis to assess potential impacts on our businesses.

Consolidated results

	Three months ended March 31,
			Change
(millions of U.S. dollars, except per share amounts and margins)	2022	2021	Total	Constant Currency
IFRS Financial Measures
Revenues	1,674	1,580	6%
Operating profit	414	387	7%
Diluted earnings per share	$2.06	$10.13	(80%)
Net cash provided by operating activities	275	380	(28%)
Non-IFRS Financial Measures(1)
Revenues	1,674	1,580	6%	7%
Organic revenue growth				7%
Adjusted EBITDA	600	558	7%	7%
Adjusted EBITDA margin	35.8%	35.3%	50bp	20bp
Adjusted EPS	$0.66	$0.58	14%	14%
Free cash flow	86	239	(64%)

“Big 3” Segments – Legal Professionals, Corporates and Tax & Accounting Professionals Combined

	Three months ended March 31,
			Change
(millions of U.S. dollars, except margins)	2022	2021	Total	Constant Currency
Non-IFRS Financial Measures(1)
Revenues	1,362	1,277	7%	7%
Organic revenue growth				7%
Adjusted EBITDA	584	523	11%	11%
Adjusted EBITDA margin	42.9%	41.0%	190bp	160bp

(1)

Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Revenues increased 6% in total reflecting growth across four of our five business segments. Foreign currency negatively impacted revenues by 1%. Revenues increased 7% on both a constant currency and organic basis. Recurring revenues grew 7% (78% of our revenues) and transactions revenues grew 8%. Revenue growth in the quarter included a benefit of approximately 100bp from transactional revenues that we do not expect to recur, and to a lesser extent, timing.

Revenues for our “Big 3” segments (81% of total revenues) increased 7% in total, in constant currency and on an organic basis. The increase in organic revenues was driven by 8% growth in recurring revenues (85% of “Big 3” revenues) and 6% growth in transactions revenues. This performance reflects the fourth consecutive quarter that our “Big 3” segments have grown at least 6%.

Operating profit increased 7% as higher revenues more than offset higher costs, which included investments associated with our Change Program. Adjusted EBITDA and the related margin increased due to the same factors.

Diluted EPS was $2.06 per share and included a benefit from an increase in the value of our investment in LSEG. Diluted EPS in the prior-year period was $10.13 per share and included the gain of approximately $8.1 billion on the sale of Refinitiv to LSEG. Adjusted EPS, which excludes the change in value of our LSEG investment, the gain on the sale of Refinitiv and other adjustments, increased to $0.66 per share from $0.58 per share in the prior-year period, primarily due to higher adjusted EBITDA.

Net cash provided by operating activities decreased due to higher payments associated with our Change Program as well as higher annual incentive plan bonuses. Free cash flow decreased due to lower cash flows from operating activities and higher capital expenditures associated with the Change Program.

Change Program Update

In the first quarter of 2022, we began the second and final year of our two-year Change Program, which is intended to drive growth and efficiency by transitioning our company from a holding company into an operating company, and from a content provider into a content-driven technology company. Our Change Program remains on track to achieve our overall objectives, which are to:

●	Make it easier for our customers to do business with us;
●	Significantly modernize and simplify our product portfolio and product development groups;
●	Reduce complexity in our operations and technology organization; and
●	Continue to simplify our organizational structure to enable a more innovative culture.

We have invested the following amounts in our Change Program on technology, organizational and market-related initiatives.

	Change Program Investments
(millions of U.S. dollars)	First Quarter 2022	Cumulative to Date	Total Expected
Change Program investments
Operating expenses	34	217	343 - 383
Accrued capital expenditures	28	140	212 - 252
Total investment	62	357	600

We continue to migrate more of our revenue to cloud solutions, increase the proportion of sales we make through our digital channels, and improve our customers’ experience interacting with us. As of March 31, 2022, we achieved $305 million of annualized run-rate operating expense savings. We expect to achieve $500 million of annualized run-rate operating expense savings by the end of 2022, and to achieve our full targeted amount of $600 million by the end of 2023. Refer to the “Outlook” section of the management’s discussion and analysis for additional information about our Change Program.

Results of Operations

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over the contract term and our costs are generally incurred evenly throughout the year. However, our revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. The timing of costs related to the Change Program impacted the seasonality of our expenses and operating profit in 2022 and 2021.

The section below contains non-IFRS measures where indicated. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Consolidated results

	Three months ended March 31,

			Change

(millions of U.S. dollars, except per share amounts and margins)	2022	2021	Total	Constant Currency
IFRS Financial Measures
Revenues	1,674	1,580	6%
Operating profit	414	387	7%
Diluted EPS	$2.06	$10.13	(80%)
Non-IFRS Financial Measures
Revenues	1,674	1,580	6%	7%
Organic revenue growth				7%
Adjusted EBITDA	600	558	7%	7%
Adjusted EBITDA margin	35.8%	35.3%	50bp	20bp
Adjusted EBITDA less accrued capital expenditures(1)	478	452	6%
Adjusted EBITDA less accrued capital expenditures margin(1)	28.6%	28.6%	-
Adjusted EPS	$0.66	$0.58	14%	14%

(1)

As of December 31, 2021, we changed the basis for reporting capital expenditures. First-quarter 2021 amounts have been revised to reflect the change. Refer to Appendix A of this management’s discussion and analysis for additional information.

“Big 3” Segments – Legal Professionals, Corporates and Tax & Accounting Professionals Combined

	Three months ended March 31,

			Change

(millions of U.S. dollars, except margins)	2022	2021	Total	Constant Currency
Non-IFRS Financial Measures
Revenues	1,362	1,277	7%	7%
Organic revenue growth				7%
Adjusted EBITDA	584	523	11%	11%
Adjusted EBITDA margin	42.9%	41.0%	190bp	160bp

Revenues

	Three months ended March 31,

			Change

(millions of U.S. dollars)	2022	2021	Total	Constant Currency	Organic
Recurring revenues	1,300	1,220	7%	7%	7%
Transactions revenues	232	217	7%	8%	8%
Global Print revenues	142	143	(1%)	-	-
Revenues	1,674	1,580	6%	7%	7%

Revenues increased 6% in total driven by growth across four of our five business segments. Foreign currency had a 1% negative impact on revenue growth. On both a constant currency and organic basis, revenues increased 7%. Recurring revenues grew 7% (78% of our revenues) and transactions revenues grew 8%. Global Print revenues declined slightly in total, but were unchanged compared to the prior-year period on both a constant currency and organic basis. Revenue growth in the quarter included a benefit of approximately 100bp from transactional revenues that we do not expect to recur, and to a lesser extent, timing.

Revenues for our “Big 3” segments (81% of total revenues) increased 7% in total, in constant currency and on an organic basis. The increase in organic revenues was driven by 8% growth in recurring revenues (85% of “Big 3” revenues) and 6% growth in transactions revenues. This performance reflects the fourth consecutive quarter that our “Big 3” segments have grown at least 6%.

Foreign currency negatively impacted revenue growth due to the strengthening of the U.S. dollar against most major currencies, including the British pound sterling, Euro, Australian dollar and Argentine peso, which more than offset the weakening of the U.S. dollar against the Brazilian real, compared to the prior-year period.

Operating profit, adjusted EBITDA and adjusted EBITDA less accrued capital expenditures

Operating profit increased 7% as higher revenues more than offset higher costs, which included investments associated with the Change Program.

Adjusted EBITDA and the related margin increased due to the factors noted above. Investments in the Change Program negatively impacted the first-quarter 2022 adjusted EBITDA margin by 210bp.

Adjusted EBITDA less accrued capital expenditures increased as higher adjusted EBITDA more than offset higher accrued capital expenditures. The related margin was unchanged. Accrued capital expenditures in the first quarter of 2022 included $28 million (2021 — $9 million) associated with the Change Program.

Operating expenses

	Three months ended March 31,

			Change

(millions of U.S. dollars)	2022	2021	Total	Constant Currency
Operating expenses	1,081	1,018	6%	6%

Operating expenses increased in total and on a constant currency basis primarily due to higher costs associated with the Change Program as well as product, marketing and sales expenses related to higher revenues. However, the increase in costs was mitigated by savings from our Change Program. Change Program costs were $34 million in the first quarter of 2022 (2021 — $11 million) and included spending on severance as well as costs to drive technology and digital sales efficiencies.

Depreciation and amortization

	Three months ended March 31,

(millions of U.S. dollars)	2022	2021	Change
Depreciation	38	46	(17%)
Amortization of computer software	114	115	(1%)
Subtotal	152	161	(5%)
Amortization of other identifiable intangible assets	26	31	(17%)

●

Depreciation and amortization of computer software on a combined basis decreased primarily because the prior-year period included the write-down of assets associated with real estate leases we have vacated.

●	Amortization of other identifiable intangible assets decreased due to the completion of amortization of assets acquired in previous years.

Other operating (losses) gains, net

	Three months ended March 31,

(millions of U.S. dollars)	2022	2021
Other operating (losses) gains, net	(1)	17

In the first quarter of 2022, other operating losses, net, were not significant. In the first quarter of 2021, other operating gains, net, included a benefit from the revaluation of warrants that we held in Refinitiv prior to its sale to LSEG on January 29, 2021 and income from a license that allows LSEG’s Refinitiv business to use the “Reuters” mark.

Net interest expense

	Three months ended March 31,

(millions of U.S. dollars)	2022	2021	Change
Net interest expense	48	51	(6%)

The decrease in net interest expense was primarily due to lower interest costs associated with tax liabilities and net pension obligations. As substantially all of our long-term debt obligations paid interest at fixed rates (after swaps), the net interest expense on our term debt was essentially unchanged compared to the prior-year period.

Other finance (income) costs

	Three months ended March 31,

(millions of U.S. dollars)	2022	2021
Other finance (income) costs	(94)	6

In the first quarter of 2022, other finance income included $78 million of gains associated with foreign exchange contracts related to a portion of our indirect investment in LSEG, which is denominated in British pounds sterling, as well as net foreign exchange gains on intercompany funding arrangements. Other finance costs in the prior-year period reflected net foreign exchange losses on intercompany funding arrangements.

Share of post-tax earnings in equity method investments

	Three months ended March 31,

(millions of U.S. dollars)	2022	2021
YPL (formerly Refinitiv Holdings Limited)	799	6,295
Other equity method investments	(1)	2
Share of post-tax earnings in equity method investments	798	6,297

Our investment in LSEG is subject to equity accounting because the LSEG shares are held through YPL, over which we have significant influence. The investment in LSEG shares held by YPL is accounted for at fair value, based on the share price of LSEG.

In the first quarter of 2022, our share of post-tax earnings in equity method investments was primarily comprised of a $799 million increase in the value of our LSEG investment.

In the first quarter of 2021, our share of post-tax earnings in equity method investments was primarily comprised of an $8,075 million gain from the sale of Refinitiv, in which we owned a 45% interest, to LSEG, which was partially offset by a $1,612 million decline in the value of the LSEG investment after the sale and $168 million of post-tax losses related to the Refinitiv operations prior to the sale.

As of May 2, 2022, we indirectly owned approximately 72.4 million LSEG shares, which had a market value of approximately $7.2 billion based on LSEG’s closing share price on that date.

Tax expense

	Three months ended March 31,

(millions of U.S. dollars)	2022	2021
Tax expense	240	1,594

Tax expense decreased because the prior-year period included tax expense associated with the gain on sale of Refinitiv to LSEG. Additionally, tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year.

The comparability of our tax expense was impacted by various transactions and accounting adjustments during each period. The following table sets forth certain components within income tax expense that impact comparability from period to period, including tax expense associated with items that are removed from adjusted earnings:

	Three months ended March 31,

(millions of U.S. dollars)	2022	2021

Tax expense (benefit)

Tax items impacting comparability:

Corporate tax laws and rates(1)	(10)	1

Deferred tax adjustments(2)	(34)	-

Subtotal	(44)	1

Tax related to:

Amortization of other identifiable intangible assets	(4)	(7)

Share of post-tax earnings in equity method investments	192	1,538

Other items	18	4

Subtotal	206	1,535

Total	162	1,536

(1)	Consists primarily of adjustments to deferred tax balances due to changes in effective state tax rates.
(2)

Relates primarily to the recognition of a deferred tax asset for a tax basis step-up attributable to a non-U.S. subsidiary. Amount also includes adjustments required for a business that was classified as held for sale during the period.

Because the items described above impact the comparability of our tax expense or benefit for each period, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate. The computation of our adjusted tax expense is set forth below:

	Three months ended March 31,

(millions of U.S. dollars)	2022	2021

Tax expense	240	1,594

Remove: Items from above impacting comparability	(162)	(1,536)

Other adjustment:

Interim period effective tax rate normalization(1)	(1)	(1)

Total tax expense on adjusted earnings	77	57

(1)

Adjustment to reflect income taxes based on estimated full-year effective tax rates. Earnings or losses for interim periods under IFRS generally reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

Results of Discontinued Operations

	Three months ended March 31,

(millions of U.S. dollars)	2022	2021
(Loss) earnings from discontinued operations, net of tax	(11)	3

In the first quarter of 2022, loss from discontinued operations, net of tax, was primarily comprised of foreign exchange losses arising on a receivable balance from LSEG relating to a tax indemnity.

Net earnings and diluted EPS

	Three months ended March 31,

(millions of U.S. dollars, except per share amounts)	2022	2021	Change
Net earnings	1,007	5,036	(80%)
Diluted EPS	$2.06	$10.13	(80%)

Net earnings and diluted EPS in the first quarter of 2022 included a benefit from an increase in the value of our investment in LSEG. Net earnings and diluted EPS decreased from the prior-year period, which included a gain of approximately $8.1 billion on the sale of Refinitiv to LSEG in January 2021.

Adjusted earnings and adjusted EPS

	Three months ended March 31,

			Change

(millions of U.S. dollars, except per share amounts)	2022	2021	Total	Constant Currency
Adjusted earnings	322	288	12%
Adjusted EPS	$0.66	$0.58	14%	14%

Adjusted earnings and the related per share amount increased primarily due to higher adjusted EBITDA.

Segment results

The following is a discussion of our five reportable segments and our Corporate costs for the three months ended March 31, 2022. We assess revenue growth for each segment, as well as the businesses within each segment, in constant currency and on an organic basis. See Appendix A of this management’s discussion and analysis for additional information.

Legal Professionals

	Three months ended March 31,

			Change

(millions of U.S. dollars, except margins)	2022	2021	Total	Constant Currency	Organic
Recurring revenues	653	621	5%	6%	6%
Transactions revenues	45	47	(4%)	(3%)	(2%)
Revenues	698	668	4%	5%	6%
Segment adjusted EBITDA	305	279	9%	10%
Segment adjusted EBITDA margin	43.7%	41.8%	190bp	190bp

Revenues increased in total, constant currency and on an organic basis. The increase in organic revenues, which grew 6% for the fourth consecutive quarter, was due to growth in recurring revenues (94% of the Legal Professionals segment) that was driven by 9% growth in the Government business, as well as growth in Westlaw Edge, Practical Law, FindLaw and the segment’s businesses in Canada and Asia & Emerging Markets. Transactions revenues on an organic basis (6% of the Legal Professionals segment) slightly declined.

Segment adjusted EBITDA and the related margin increased as higher revenues more than offset slightly higher expenses, which were mitigated by cost savings from our Change Program. Foreign currency had no impact on segment adjusted EBITDA margins.

Corporates

	Three months ended March 31,

			Change

(millions of U.S. dollars, except margins)	2022	2021	Total	Constant Currency	Organic
Recurring revenues	316	293	8%	8%	8%
Transactions revenues	95	89	7%	8%	8%
Revenues	411	382	8%	8%	8%
Segment adjusted EBITDA	157	145	8%	7%
Segment adjusted EBITDA margin	38.1%	38.0%	10bp	(20)bp

Revenues increased in total, constant currency and on an organic basis. Revenue growth benefited from transactions revenue that we do not expect to recur. The increase in organic revenues included strong growth in recurring revenues (77% of the Corporates segment), which was driven by Practical Law, CLEAR and Indirect Tax. Transactions revenues (23% of the Corporates segment) increased on an organic basis driven by the Confirmation business as well as the segment’s businesses in Latin America and in Asia & Emerging Markets.

Segment adjusted EBITDA increased primarily due to the impact of higher revenues. The related margin increased slightly as the impact of higher revenues was largely offset by higher expenses. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 30bp.

Tax & Accounting Professionals

	Three months ended March 31,

			Change

(millions of U.S. dollars, except margins)	2022	2021	Total	Constant Currency	Organic
Recurring revenues	182	162	12%	12%	12%
Transactions revenues	71	65	10%	10%	10%
Revenues	253	227	11%	11%	11%
Segment adjusted EBITDA	122	99	23%	22%
Segment adjusted EBITDA margin	48.3%	43.8%	450bp	420bp

Revenues increased in total, constant currency and on an organic basis. The increase in organic revenues was driven by growth in recurring revenues (72% of the Tax & Accounting Professionals segment) from UltraTax and the segment’s businesses in Latin America. The increase in transactions revenues (28% of the Tax & Accounting Professionals segment) included higher tax preparation fees due to a year-over-year timing benefit from the change in the U.S. federal tax filing deadlines for individuals, which returned to April 2022 compared to an extended deadline in May 2021. The timing benefit contributed 150bp to the segment’s total organic revenue growth rate in the first quarter. However, the benefit will reverse in the second quarter with a similar negative impact on the segment’s total organic growth rate.

Segment adjusted EBITDA and the related margin increased as higher revenues more than offset slightly higher expenses, which were mitigated by cost savings from the Change Program. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 30bp.

Tax & Accounting Professionals is a more seasonal business relative to our other businesses, with a higher percentage of its segment adjusted EBITDA historically generated in the fourth quarter and to a slightly lesser extent, the first quarter, due to the release of certain tax products. Small movements in the timing of revenues and expenses can impact quarterly margins.

Reuters News

	Three months ended March 31,

			Change

(millions of U.S. dollars, except margins)	2022	2021	Total	Constant Currency	Organic
Recurring revenues	155	149	5%	6%	6%
Transactions revenues	21	16	27%	32%	32%
Revenues	176	165	7%	9%	9%
Segment adjusted EBITDA	37	28	31%	23%
Segment adjusted EBITDA margin	21.0%	17.1%	390bp	240bp

Revenues increased in total, constant currency and on an organic basis driven by growth across the segment’s Professional businesses, which include digital advertising, custom content and Reuters Events, as well as from an increase from the segment’s news and editorial agreement with LSEG.

Reuters News and LSEG’s Refinitiv business have an agreement pursuant to which Reuters News supplies news and editorial content to Refinitiv through October 1, 2048. In the first quarter of 2022, Reuters News recorded revenues of $90 million (2021 — $85 million) under this agreement.

Segment adjusted EBITDA and the related margin increased as higher revenues more than offset higher expenses. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 150bp.

Global Print

	Three months ended March 31,

			Change

(millions of U.S. dollars, except margins)	2022	2021	Total	Constant Currency	Organic
Revenues	142	143	(1%)	-	-
Segment adjusted EBITDA	53	57	(8%)	(7%)
Segment adjusted EBITDA margin	37.0%	39.9%	(290)bp	(300)bp

Revenues decreased in total, but were unchanged in constant currency and on an organic basis, which was better than the decline we expected due to higher third-party revenues for printing services and timing of new sales. We expect revenues to normalize to a mid-single digit decline later in 2022.

Segment adjusted EBITDA and the related margin decreased due to the dilutive effect of third-party print revenues. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 10bp.

Corporate costs

	Three months ended March 31,

(millions of U.S. dollars)	2022	2021
Corporate costs	74	50

Corporate costs increased primarily due to higher costs associated with the Change Program. In the first quarter of 2022, Change Program expenses were $34 million compared to $11 million in the prior-year period.

Liquidity and Capital Resources

We have historically maintained a disciplined capital strategy that balances growth, long-term financial leverage, credit ratings and returns to shareholders. We are focused on having the investment capacity to drive revenue growth, both organically and through acquisitions, while also maintaining our long-term financial leverage and credit ratings and continuing to provide returns to shareholders. Our principal sources of liquidity are cash and cash equivalents and cash provided by operating activities. From time to time, we also issue commercial paper, borrow under our credit facility and issue debt securities. Our principal uses of cash are for debt repayments, debt servicing costs, dividend payments, capital expenditures, share repurchases and acquisitions.

Our capital strategy approach has provided us with a strong capital structure and liquidity position. At March 31, 2022, we had $0.7 billion of cash on hand, and none of our debt securities are scheduled to mature until 2023. Our disciplined approach and cash generative business model have allowed us to weather the economic volatility caused by the COVID-19 pandemic since March 2020, while continuing to invest in our business. While we are closely monitoring the global disruption caused by Russia’s invasion of Ukraine in February 2022, our operations in the region are not material to our business.

We expect that the operating leverage of our business will increase our free cash flow if we increase revenues as contemplated by our Outlook. We target a maximum leverage ratio of 2.5x net debt to adjusted EBITDA and have set a target to pay out 50% to 60% of our expected free cash flow as dividends to our shareholders. In the future, we expect that proceeds from sales of LSEG shares after the expiration of the applicable contractual lock-up provisions will provide us with further options for investment and returns to shareholders.

Our net debt to adjusted EBITDA leverage ratio as of March 31, 2022 was approximately 1.6:1, which is lower than our target of 2.5:1. As calculated under our credit facility covenant, our net debt to adjusted EBITDA leverage ratio at March 31, 2022 was 1.5:1, which is well below the maximum leverage ratio allowed under the credit facility of 4.5:1.

We believe that our existing sources of liquidity will be sufficient to fund our expected cash requirements in the normal course of business for the next 12 months.

Cash flow

Summary of consolidated statement of cash flow

	Three months ended March 31,

(millions of U.S. dollars)	2022	2021	$ Change
Net cash provided by operating activities	275	380	(105)
Net cash (used in) provided by investing activities	(179)	829	(1,008)
Net cash used in financing activities	(220)	(411)	191
Translation adjustments	-	(1)	1
(Decrease) increase in cash and cash equivalents	(124)	797	(921)
Cash and cash equivalents at beginning of period	778	1,787	(1,009)
Cash and cash equivalents at end of period	654	2,584	(1,930)
Non-IFRS Financial Measure(1)
Free cash flow	86	239	(153)

(1)

Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measure.

Operating activities. Net cash provided by operating activities decreased due to higher payments associated with our Change Program as well as higher annual incentive plan bonuses.

Investing activities. Net cash used in investing activities in the first quarter of 2022 included $171 million of capital expenditures. In the first quarter of 2021, net cash provided by investing activities included a $994 million dividend from YPL in connection with the sale of LSEG shares, which was partly offset by $120 million of capital expenditures.

Financing activities. Net cash used in financing activities included dividends paid to our common shareholders of $209 million and $194 million in the first quarters of 2022 and 2021, respectively. The first quarter of 2021 also included $200 million of share repurchases. Refer to the ”Dividends” and “Share repurchases” subsections below for additional information.

Cash and cash equivalents. Cash and cash equivalents as of March 31, 2022 were lower compared to the beginning of the year as cash generated from operating activities was more than offset by capital expenditures and dividends to common shareholders. The March 31, 2021 balance included $994 million of cash received from a YPL dividend following the sale of 10.1 million LSEG shares.

Free cash flow. Free cash flow decreased due to lower cash flows from operating activities and higher capital expenditures associated with the Change Program.

Additional information about our debt and credit arrangements, dividends and share repurchases is as follows:

●	Commercial paper program. Our $1.8 billion commercial paper program provides cost-effective and flexible short-term funding. There was no outstanding commercial paper at March 31, 2022.

●

Credit facility. We have a $1.8 billion syndicated credit facility agreement which matures in December 2024 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for our commercial paper program). There were no outstanding borrowings under the credit facility at March 31, 2022. Based on our current credit ratings, the cost of borrowing under the facility is priced at LIBOR/EURIBOR plus 112.5 basis points. We have the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.4 billion. If our debt rating is downgraded by Moody’s or S&P, our facility fees and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs. We also monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

The U.K. Financial Conduct Authority, which regulates LIBOR, phased out the majority of LIBOR rates globally at the end of 2021. We have no material agreements with third parties that use or reference LIBOR, except for the LIBOR-based benchmarks in our external credit facility, for which adequate LIBOR benchmarks will remain in effect until June 2023.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If we complete an acquisition with a purchase price of over $500 million, the ratio of net debt to EBITDA would temporarily increase to 5.0:1 for three quarters after completion, at which time the ratio would revert to 4.5:1. As of March 31, 2022, we were in compliance with this covenant as our ratio of net debt to EBITDA, as calculated under the terms of our syndicated credit facility, was 1.5:1.

●

Long-term debt. We did not issue notes or make any debt repayments in the three months ended March 31, 2022. Thomson Reuters Corporation and one of its U.S. subsidiaries, TR Finance LLC, may collectively issue up to $3.0 billion of unsecured debt securities from time to time through August 6, 2022 under a base shelf prospectus. Any debt securities issued by TR Finance LLC will be fully and unconditionally guaranteed on an unsecured basis by Thomson Reuters Corporation and three U.S. subsidiary guarantors, which are also indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation. Except for TR Finance LLC and the subsidiary guarantors, none of Thomson Reuters Corporation’s other subsidiaries have guaranteed or would otherwise become obligated with respect to any issued TR Finance LLC debt securities. Neither Thomson Reuters Corporation nor TR Finance LLC has issued any debt securities under the prospectus. We expect to file a new base shelf prospectus later this year in connection with the expiration of the current base shelf prospectus. Please refer to Appendix D of this management’s discussion and analysis for condensed consolidating financial information of the Company, including TR Finance LLC and the subsidiary guarantors.

●

Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or result in higher borrowing rates.

The following table sets forth the credit ratings from rating agencies in respect of our outstanding securities as of the date of this management’s discussion and analysis:

	Moody’s	S&P Global Ratings	DBRS Limited	Fitch
Long-term debt	Baa2	BBB	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F1
Trend/Outlook	Positive	Stable	Stable	Stable

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

●

Dividends. Dividends on our common shares are declared in U.S. dollars. In February 2022, we announced a 10% or $0.16 per share increase in the annualized dividend rate to $1.78 per common share (beginning with the common share dividend that we paid in March 2022). In our consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in our company under our dividend reinvestment plan (DRIP). Registered holders of common shares may participate in our DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the Toronto Stock Exchange (TSX) during the five trading days immediately preceding the record date for the dividend.

Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended March 31,
(millions of U.S. dollars, except per share amounts)	2022	2021
Dividends declared per common share	$0.445	$0.405
Dividends declared	216	200
Dividends reinvested	(7)	(6)
Dividends paid	209	194

●

Share repurchases – Normal Course Issuer Bid (NCIB). We buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. In the first quarter of 2022, we did not repurchase any shares. In the first quarter of 2021, we repurchased 2.5 million common shares totaling $200 million at an average price per share of $81.45 under an NCIB that expired on January 3, 2022. Our expired NCIB enabled us to repurchase up to 20 million common shares at prevailing market prices in amounts and at times determined by us. The NCIB permitted us to purchase shares in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as were permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if we received an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. Common shares that we purchased under the NCIB were cancelled.

Decisions regarding any future repurchases will depend on factors, such as market conditions, share price and other opportunities to invest capital for growth. When we have an effective NCIB, we may elect to suspend or discontinue our share repurchases at any time, in accordance with applicable laws. In addition, when we have an effective NCIB, we may from time to time when we do not possess material nonpublic information about ourselves or our securities, enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

Financial position

Our total assets were $22.8 billion at March 31, 2022, compared to $22.1 billion at December 31, 2021. The increase was driven by an increase in the value of our LSEG investment.

At March 31, 2022, our current assets were slightly higher than our current liabilities. Typically, our current liabilities exceed our current assets because current liabilities include a significant amount of deferred revenue, which arises from the sale of subscription-based products and services that many customers pay for in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we typically reflect a negative working capital position in our consolidated statement of financial position. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products, and therefore when we are in that situation, we do not believe it is indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

Net debt and leverage ratio of net debt to adjusted EBITDA

	March 31,	December 31,

(millions of U.S. dollars)	2022	2021
Long-term indebtedness	3,800	3,786
Total debt	3,800	3,786
Swaps	(120)	(99)
Total debt after swaps	3,680	3,687
Remove fair value adjustments for hedges(1)	(2)	(10)
Total debt after currency hedging arrangements	3,678	3,677
Remove transaction costs, premiums or discounts included in the carrying value of debt	32	33
Add: Lease liabilities (current and non-current)	261	261
Less: cash and cash equivalents(2)	(654)	(778)
Net debt(3)	3,317	3,193
Leverage ratio of net debt to adjusted EBITDA
Adjusted EBITDA(3)	2,012	1,970
Net debt / adjusted EBITDA(3)	1.6:1	1.6:1

(1)	Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.

(2)

Includes cash and cash equivalents of $76 million and $70 million at March 31, 2022 and December 31, 2021, respectively, held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by our company.

(3)

Amounts represent non-IFRS financial measures. For additional information about our liquidity, we provide our leverage ratio of net debt to adjusted EBITDA. Refer to Appendix A and Appendix B of this management’s discussion and analysis for additional information of our non-IFRS financial measures and reconciliations to the most comparable IFRS measure.

At March 31, 2022, our total debt position (after swaps) was $3.7 billion. The maturity dates for our term debt are well balanced with no significant concentration in any one year. At March 31, 2022, the average maturity of our term debt was approximately eight years at an average interest rate (after swaps) of slightly over 4%, all of which is fixed. Our leverage ratio of net debt to adjusted EBITDA was below our target ratio of 2.5:1. The increase in our net debt is primarily due to the decrease in our cash and cash equivalents (refer to the “Cash Flow” section of this management’s discussion and analysis for additional information).

Off-balance sheet arrangements, commitments and contractual obligations

For a summary of our other off-balance sheet arrangements, commitments and contractual obligations please see our 2021 annual management’s discussion and analysis. There were no material changes to these arrangements, commitments and contractual obligations during the three months ended March 31, 2022.

Contingencies

Lawsuits and legal claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain tax positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings.

As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, we perform an expected value calculation to determine our provisions. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. However, based on currently enacted legislation, information currently known to us and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Prior to 2022, we paid $379 million of tax as required under notices of assessment issued by the U.K. tax authority, HM Revenue & Customs (HMRC), under the Diverted Profits Tax (DPT) regime. In February 2022, HMRC issued DPT notices aggregating $74 million, which we paid in March 2022. These assessments collectively related to the 2015, 2016, 2017 and 2018 taxation years of certain of our current and former U.K. affiliates.

HMRC still has the statutory authority to amend the above assessments for the 2016, 2017 and 2018 taxation years by issuing a supplementary DPT notice for each year. Based on recent discussions with HMRC, management believes that HMRC may issue supplementary notices within the next 12 months that would be almost entirely related to businesses we have sold, which are subject to indemnity arrangements. If that occurs, we will be required to pay additional taxes to HMRC shortly thereafter that could be as much as $350 million in aggregate (largely related to the 2018 taxation year).

As we do not believe these current and former U.K. affiliates fall within the scope of the DPT regime, we will continue contesting these assessments (including any amended by HMRC) through all available administrative and judicial remedies and intend to vigorously defend our position. Payments made by us are not a reflection of our view on the merits of the case. As the assessments largely relate to businesses that we have sold, the majority are subject to indemnity arrangements under which we have been or will be required to pay additional taxes to HMRC or the indemnity counterparty.

Because we believe that our position is supported by the weight of law, we do not believe that the resolution of this matter will have a material adverse effect on our financial condition taken as a whole. As we expect to receive refunds of substantially all of the aggregate of amounts paid and potential future payments pursuant to these notices of assessment, we expect to continue recording substantially all of these payments as non-current receivables from HMRC or the indemnity counterparty on our financial statements. We expect that our existing sources of liquidity (as discussed earlier in this section) will be sufficient to fund any required additional payments if HMRC issues supplementary notices.

For additional information, please see the “Risk Factors” section of our 2021 annual report, which contains further information on risks related to legal and tax matters.

Outlook

The information in this section is forward-looking and should be read in conjunction with the section entitled “Additional Information — Cautionary Note Concerning Factors That May Affect Future Results”.

In May 2022, we raised our total company and “Big 3” revenue growth Outlook for the full year 2022, which reflects our increasing confidence in our business performance. We reaffirmed all other measures in our two-year Outlook, including our adjusted EBITDA margin, as we continue to invest in our business and customer success initiatives and absorb heightened inflationary pressures.

The Change Program is expected to be largely complete by the end of 2022 and is projected to require an investment of $600 million. We invested $295 million in 2021 and plan to invest approximately $305 million in 2022. We expect to expense approximately 60% of the investments and to capitalize approximately 40% of the investments, which will be amortized over future periods. By 2023, we believe the financial benefits that will result from these initiatives include:

●	Organic revenue growth of 5.5% - 6.0% including additional annual revenues of $100 million;
●	Adjusted EBITDA margin of 39% - 40%;
●	Free cash flow of $1.9 billion - $2.0 billion;
●	Annual operating expense savings of $600 million, of which $200 million is expected to be reinvested in growth initiatives; and
●	Accrued capital expenditures as a percentage of revenues between 6.0% - 6.5%.

Our Outlook incorporates the forecasted impacts associated with our Change Program, assumes constant currency rates relative to 2021 and does not factor in the impact of any acquisitions or divestitures that may occur in future periods. We believe this type of guidance provides useful insight into the performance of our business.

The following table sets forth the May 2022 updates to our full-year 2022 revenue growth Outlook from what we previously communicated in February 2022. All other measures in our 2022 Outlook are unchanged.

Total Thomson Reuters	2022 Outlook (Originally communicated in February 2022)	2022 Outlook (Updated in May 2022)
Revenue growth	Approximately 5.0%	Approximately 5.5%
Organic revenue growth(1)	Approximately 5.0%	Approximately 5.5%

“Big 3” Segments(1)	2022 Outlook (Originally communicated in February 2022)	2022 Outlook (Updated in May 2022)
Revenue Growth	6.0% - 6.5%	Approximately 6.5%
Organic revenue growth	6.0% - 6.5%	Approximately 6.5%

Our two-year Outlook (as updated in May 2022) along with our 2021 actual results are presented in the table below, which includes non-IFRS financial measures.

Total Thomson Reuters	2021 Actual	2022 Outlook	2023 Outlook
Revenue growth	6.1%	Approximately 5.5%	5.5% - 6.0%
Organic revenue growth(1)	5.2%	Approximately 5.5%	5.5% - 6.0%
Adjusted EBITDA margin(1)	31.0%	Approximately 35%	39% - 40%
Corporate costs	$325 million	$280 million - $330 million	$110 million - $120 million
Core corporate costs	$142 million	$120 million - $130 million	$110 million - $120 million
Change Program operating expenses	$183 million	$160 million - $200 million	$0
Free cash flow(1)	$1.3 billion	Approximately $1.3 billion	$1.9 billion - $2.0 billion
Accrued capital expenditures as a percentage of revenues(1)	8.5%	7.5% - 8.0%	6.0% - 6.5%
Change Program accrued capital expenditures	$112 million	$100 million - $140 million	$0
Depreciation and amortization of computer software	$651 million	$620 million - $645 million	$580 million - $605 million
Interest expense	$196 million	$190 million - $210 million	$190 million - $210 million
Effective tax rate on adjusted earnings(1)	13.9%	19% - 21%	n/a

“Big 3” Segments(1)	2021 Actual	2022 Outlook	2023 Outlook
Revenue growth	6.9%	Approximately 6.5%	6.5% - 7.0%
Organic revenue growth	6.2%	Approximately 6.5%	6.5% - 7.0%
Adjusted EBITDA margin	38.8%	Approximately 42%	44% - 45%

(1)

Non-IFRS financial measures. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

We also expect our total company second-quarter 2022 revenue growth rate will be comparable to our updated full-year 2022 Outlook and our adjusted EBITDA margin will be approximately 200bp lower than the 2022 full-year Outlook target. We anticipate $130 million to $150 million of total Change Program spend in the first half of 2022 and $160 million to $180 million in the second half of 2022.

The following table summarizes our material assumptions and material risks that may cause actual performance to differ from our expectations underlying our financial Outlook.

Revenues
Material assumptions	Material risks

● Improved global economic conditions throughout 2022 to 2023, despite periods of volatility due to disruption caused by the Russia-Ukraine conflict and the ongoing COVID-19 pandemic

● Continued need for trusted products and services that help customers navigate evolving and complex legal, tax, accounting, regulatory, geopolitical and commercial changes, developments and environments, and for cloud-based digital tools that drive productivity

● Continued ability to deliver innovative products that meet evolving customer demands

● Acquisition of new customers through expanded and improved digital platforms, simplification of the product portfolio and through other sales initiatives

● Improvement in customer retention through commercial simplification efforts and customer service improvements

● Global economic uncertainty due to the Russia-Ukraine conflict and related government sanctions, the ongoing COVID-19 pandemic, regulatory reform as well as changes in the political environment or other events may exacerbate global inflation, supply chain issues and macroeconomic factors. These conditions could lead to limited business opportunities for our customers, creating significant cost pressures for some of them and potentially constraining the number of professionals employed, which could lead to lower demand for our products and services

● Business disruptions associated with the COVID-19 pandemic, including government enforced quarantines and stay-at-home orders, may continue longer than we expect or may be more restrictive in the event of future outbreaks and resurgences of the virus, delaying the anticipated recovery of the global economy

● Demand for our products and services could be reduced by changes in customer buying patterns, or our inability to execute on key product design or customer support initiatives

● Competitive pricing actions and product innovation could impact our revenues

● Our sales, commercial simplification and product design initiatives may be insufficient to retain customers or generate new sales

Adjusted EBITDA margin
Material assumptions	Material risks

● Our ability to achieve revenue growth targets

● Business mix continues to shift to higher-growth product offerings

● Change Program expenses of $160 million to $200 million in 2022

● Change Program investments drive higher adjusted EBITDA margin through higher revenues and efficiencies by 2023

● Same as the risks above related to the revenue Outlook

● The costs to execute our Change Program may be higher than current expectations, or the expected benefits by 2023 may be lower than current expectations

● Acquisition and disposal activity may dilute adjusted EBITDA margin

Free Cash Flow
Material assumptions	Material risks

● Our ability to achieve our revenue and adjusted EBITDA margin targets

● Accrued capital expenditures expected to be between 7.5% and 8.0% of revenues in 2022 and between 6.0% and 6.5% of revenues in 2023

● Same as the risks above related to the revenue and adjusted EBITDA margin Outlook

● A weaker macroeconomic environment could negatively impact working capital performance, including the ability of our customers to pay us

● Accrued capital expenditures may be higher than currently expected

● The timing and amount of tax payments to governments may differ from our expectations

Effective tax rate on adjusted earnings
Material assumptions	Material risks

● Our ability to achieve our adjusted EBITDA target

● The mix of taxing jurisdictions where we recognized pre-tax profit or losses in 2021 does not significantly change

● Minimal changes in tax laws and treaties within the jurisdictions where we operate

● No significant gains that will prevent the imposition of certain minimum taxes

● No significant benefits from the finalization of prior tax years

● Depreciation and amortization of computer software between $620 million and $645 million in 2022

● Interest expense between $190 million and $210 million in 2022

● Same as the risks above related to adjusted EBITDA

● A material change in the geographical mix of our pre-tax profits and losses

● A material change in current tax laws or treaties to which we are subject, and did not expect

● Depreciation and amortization of computer software as well as interest expense may be significantly higher or lower than expected

Our Outlook contains various non-IFRS financial measures. We believe that providing reconciliations of forward-looking non-IFRS financial measures in our Outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for Outlook purposes only, we are unable to reconcile these measures to the most comparable IFRS measures because we cannot predict, with reasonable certainty, the impact of changes in foreign exchange rates which impact (i) the translation of our results reported at average foreign currency rates for the year; and (ii) other finance income or expense related to intercompany financing arrangements and foreign exchange contracts. Additionally, we cannot reasonably predict (i) our share of post-tax earnings or losses in equity method investments, which is subject to changes in the stock price of LSEG; or (ii) the occurrence or amount of other operating gains and losses, which generally arise from business transactions we do not currently anticipate.

Related Party Transactions

As of May 2, 2022, our principal shareholder, Woodbridge, beneficially owned approximately 67% of our common shares.

Transactions with 3 Times Square Associates LLC. (3XSQ Associates)

We have an investment in 3XSQ Associates, an entity jointly owned by a subsidiary of our company and Rudin Times Square Associates LLC (Rudin), that owns and operates the 3 Times Square property and building in New York, New York. During the first quarter of 2022, our investment increased by $10 million due to capital contributions, of which $4 million was unpaid at March 31, 2022. We also paid approximately $2 million of rent to 3XSQ Associates for office space in the building. We follow the equity method of accounting for our investment.

Except for the above transactions, there were no new significant related party transactions during the first quarter of 2022. Refer to the “Related Party Transactions” section of our 2021 annual management’s discussion and analysis, which is contained in our 2021 annual report, as well as note 31 of our 2021 annual consolidated financial statements for information regarding related party transactions.

Subsequent Events

Acquisition

In April 2022, we acquired ThoughtTrace, a business that uses artificial intelligence and machine learning to read, organize and manage document workflows.

Changes in Accounting Policies

Please refer to the “Changes in Accounting Policies” section of our 2021 annual management’s discussion and analysis, which is contained in our 2021 annual report, for information regarding changes in accounting policies. Since the date of our 2021 annual management’s discussion and analysis, there have not been any significant changes to our accounting policies.

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Please refer to the “Critical Accounting Estimates and Judgments” section of our 2021 annual management’s discussion and analysis, which is contained in our 2021 annual report, for additional information. Since the date of our 2021 annual management’s discussion and analysis, there have not been any significant changes to our critical accounting estimates and judgments.

The global economy is experiencing substantial disruption due to the Russian military invasion of Ukraine on February 24, 2022 and the ongoing impacts from COVID-19. In response to the invasion, several countries have imposed economic sanctions that are affecting global financial markets and exacerbating economic challenges such as inflation and global supply-chain disruption. Due to the significant uncertainty created by these circumstances, some of management’s estimates and judgments may be more variable and may change materially in the future.

Additional Information

Basis of presentation

Revision to segment results

In the first quarter of 2022, we made two changes to our segment reporting to reflect how we currently manage our businesses. The changes (i) reflect the transfer of certain revenues from our Corporates business to our Tax & Accounting Professionals business where they are better aligned; and (ii) record intercompany revenue in Reuters News for content-related services that it provides to Legal Professionals, Corporates and Tax & Accounting Professionals. Previously, these services had been reported as a transfer of expense from Reuters News to these businesses. These changes impact the financial results of our segments, but do not change our consolidated financial results. The table below summarizes the changes.

	Three months ended March 31, 2021

(millions of U.S. dollars)	As Reported	Adjustments	As Revised

Revenues

Legal Professionals	668	-	668

Corporates	384	(2)	382

Tax & Accounting Professionals	225	2	227

“Big 3” Segments Combined	1,277	-	1,277

Reuters News	160	5	165

Global Print	143	-	143

Eliminations/Rounding	-	(5)	(5)

Revenues	1,580	-	1,580

Adjusted EBITDA

Legal Professionals	279	-	279

Corporates	146	(1)	145

Tax & Accounting Professionals	98	1	99

“Big 3” Segments Combined	523	-	523

Reuters News	28	-	28

Global Print	57	-	57

Corporate costs	(50)	-	(50)

Total adjusted EBITDA	558	-	558

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

On January 1, 2022, we implemented a new financial reporting system, Oracle Cloud EPM Financial Consolidation and Close, to consolidate our results and prepare our financial statements. In conjunction with the change, we modified certain processes and procedures that are part of our internal controls over financial reporting.

Except as described above, there was no change in our internal control over financial reporting during the first quarter of 2022 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share capital

As of May 2, 2022, we had outstanding 487,094,609 common shares, 6,000,000 Series II preference shares, 2,305,248 stock options and a total of 2,483,569 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

Public securities filings and regulatory announcements

You may access other information about our company, including our 2021 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the Securities and Exchange Commission (SEC) at www.sec.gov.

Cautionary note concerning factors that may affect future results

Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, our two-year business Outlook, expectations related to the Change Program, statements regarding the Company’s intention to target a dividend payout ratio of between 50% to 60% of its free cash flow, statements regarding the expected future growth of our customer segments or businesses, and expectations regarding the receipt and amount of supplementary DPT notices from the HMRC, and the filing of a new base shelf prospectus. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While we believe that we have a reasonable basis for making forward-looking statements in this management’s discussion and analysis, they are not a guarantee of future performance or outcomes or that any other events described in any forward-looking statement will materialize. Forward-looking statements, including those related to the Russia-Ukraine conflict, the COVID-19 pandemic, or other events and macroeconomic factors are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond our company’s control and the effects of them can be difficult to predict.

Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook” section above. Additional factors are discussed in the “Risk Factors” section of our 2021 annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Many of those risks are, and could be, exacerbated by a worsening of the global geopolitical, business and economic environments. There is no assurance that any forward-looking statement will materialize.

The Company’s two-year business Outlook is based on information currently available to the Company and is based on various external and internal assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments (including those related to the Russia-Ukraine conflict, the ongoing COVID-19 pandemic), as well as other factors that the Company believes are appropriate under the circumstances.

The Company has provided a business Outlook for the purpose of presenting information about current expectations for the periods presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

Appendix A

Non-IFRS Financial Measures

We use non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, as supplemental indicators of our operating performance and financial position as well as for internal planning purposes, our management incentive programs and our business Outlook. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies.

As of December 31, 2021, we changed the basis of capital expenditures used in certain of our non-IFRS financial measures. Historically, we used capital expenditures paid from our consolidated statement of cash flow, as measured under IFRS. However, as we manage capital expenditures on an accrual basis, which includes capital expenditures that remain unpaid at the reporting date, we believe it is more appropriate to use accrued capital expenditures in these measures. The change results in a new non-IFRS financial measure called “Accrued capital expenditures as a percentage of revenues”. We have revised the amounts for the first quarter of 2021 in our management’s discussion & analysis.

The following table sets forth our non-IFRS financial measures including an explanation of why we believe they are useful measures of our performance. Reconciliations to the most directly comparable IFRS measure are reflected in Appendix B and the “Liquidity and Capital Resources” section of this management’s discussion and analysis.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Adjusted EBITDA and the related margin

Represents earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, our share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges and fair value adjustments.

The related margin is adjusted EBITDA expressed as a percentage of revenues.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that we do not consider to be controllable activities for this purpose.

Also represents a measure commonly reported and widely used by investors as a valuation metric, as well as to assess our ability to incur and service debt.

Earnings from continuing operations

Adjusted EBITDA less accrued capital expenditures and the related margin

Represents adjusted EBITDA less accrued capital expenditures, where accrued capital expenditures include amounts that remain unpaid at the reporting date.

The related margin is adjusted EBITDA less accrued capital expenditures expressed as a percentage of revenues.

Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized, and reflects the basis on which management measures capital spending.

Earnings from continuing operations

Accrued capital expenditures as a percentage of revenues
Accrued capital expenditures expressed as a percentage of revenues.	Reflects the basis on how we manage capital expenditures for internal budgeting purposes.	Capital expenditures

Adjusted earnings and adjusted EPS

Net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability.

The post-tax amount of each item is excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.

	Provides a more comparable basis to analyze earnings. These measures are commonly used by shareholders to measure performance.	Net earnings and diluted earnings per share

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Effective tax rate on adjusted earnings

Adjusted tax expense divided by pre-tax adjusted earnings. Adjusted tax expense is computed as income tax (benefit) expense plus or minus the income tax impacts of all items impacting adjusted earnings (as described above), and other tax items impacting comparability.

In interim periods, we also make an adjustment to reflect income taxes based on the estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods but has no effect on full-year income taxes.

Provides a basis to analyze the effective tax rate associated with adjusted earnings.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods.

Tax expense

Net debt and leverage ratio of net debt to adjusted EBITDA

Net debt:

Total indebtedness (excluding the associated unamortized transaction costs and premiums or discount) plus the currency related fair value of associated hedging instruments, and lease liabilities less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the interest components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.

Total debt (current indebtedness plus long-term indebtedness)
Net debt to adjusted EBITDA: Net debt is divided by adjusted EBITDA for the previous twelve-month period ending with the current fiscal quarter.

Provides a commonly used measure of a company’s ability to pay its debt. Our non-IFRS measure is aligned with the calculation of our internal target and is more conservative than the maximum ratio allowed under our contractual covenants in our credit facility.

For adjusted EBITDA, refer to the definition above for the most directly comparable IFRS measure

Free cash flow

Net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities, less capital expenditures, payments of lease principal and dividends paid on our preference shares.

	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and acquisitions.	Net cash provided by operating activities

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Changes before the impact of foreign currency or at “constant currency”

Applicable measures where changes are reported before the impact of foreign currency or at “constant currency”

IFRS Measures:

● Revenues

● Operating expenses

Non-IFRS Measures and ratios:

● Adjusted EBITDA and adjusted EBITDA margin

● Adjusted EPS

Our reporting currency is the U.S. dollar. However, we conduct activities in currencies other than the U.S. dollar. We measure our performance before the impact of foreign currency (or at “constant currency”), which means that we apply the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.

	Provides better comparability of business trends from period to period.	For each non-IFRS measure and ratio, refer to the definitions above for the most directly comparable IFRS measure.

Changes in revenues computed on an “organic” basis

Represent changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.

● For acquisitions, we calculate organic growth as though we had owned the acquired business in both periods. We compare revenues for the acquired business for the period we owned the business to the same prior-year period revenues for that business, when we did not own it.

● For dispositions, we calculate organic growth as though we did not own the business in either period. We exclude revenues of the disposed business from the point of disposition, as well as revenues from the same prior-year period before the sale.

	Provides further insight into the performance of our existing businesses by excluding distortive impacts and serves as a better measure of our ability to grow our business over the long term.	Revenues

“Big 3” segments
Our combined Legal Professionals, Corporates and Tax & Accounting Professionals segments. All measures reported for the “Big 3” segments are non-IFRS financial measures.	The “Big 3” segments comprised 81% of revenues in the first quarter of 2022 and represent the core of our business information service product offerings.	Revenues Earnings from continuing operations

Appendix B

This appendix provides reconciliations of certain non-IFRS financial measures to the most directly comparable IFRS measure that are not presented elsewhere in this management’s discussion and analysis for the three months ended March 31, 2022 and 2021 and year ended December 31, 2021.

Reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less accrued capital expenditures

	Three months ended March 31,		Year ended December 31,

(millions of U.S. dollars, except margins)	2022	2021	2021

Earnings from continuing operations	1,018	5,033	5,687

Adjustments to remove:

Tax expense	240	1,594	1,607

Other finance (income) costs	(94)	6	(8)

Net interest expense	48	51	196

Amortization of other identifiable intangible assets	26	31	119

Amortization of computer software	114	115	474

Depreciation	38	46	177

EBITDA	1,390	6,876	8,252

Adjustments to remove:

Share of post-tax earnings in equity method investments	(798)	(6,297)	(6,240)

Other operating losses (gains), net	1	(17)	(34)

Fair value adjustments(1)	7	(4)	(8)

Adjusted EBITDA	600	558	1,970

Deduct: accrued capital expenditures	(122)	(106)	(541)

Adjusted EBITDA less accrued capital expenditures	478	452	1,429

Adjusted EBITDA margin	35.8%	35.3%	31.0%

Adjusted EBITDA less accrued capital expenditures margin	28.6%	28.6%	22.5%

(1)

Fair value adjustments, a component of operating expenses, primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.

Reconciliation of capital expenditures to accrued capital expenditures

	Three months ended March 31		Year ended December 31,

(millions of U.S. dollars, except percentages)	2022	2021	2021

Capital expenditures	171	120	487

Remove: IFRS adjustment to cash basis	(49)	(14)	54

Accrued capital expenditures	122	106	541

Accrued capital expenditures as a percentage of revenues	n/a	n/a	8.5%

Reconciliation of net earnings to adjusted earnings and adjusted EPS

	Three months ended March 31,		Year ended December 31,

(millions of U.S. dollars, except per share amounts and share data)	2022	2021	2021

Net earnings	1,007	5,036	5,689

Adjustments to remove:

Fair value adjustments(1)	7	(4)	(8)

Amortization of other identifiable intangible assets	26	31	119

Other operating losses (gains), net	1	(17)	(34)

Other finance (income) costs	(94)	6	(8)

Share of post-tax earnings in equity method investments	(798)	(6,297)	(6,240)

Tax on above items(2)	206	1,535	1,475

Tax items impacting comparability(2)	(44)	1	(24)

Loss (earnings) from discontinued operations, net of tax	11	(3)	(2)

Interim period effective tax rate normalization(2)	1	1	-

Dividends declared on preference shares	(1)	(1)	(2)

Adjusted earnings	322	288	965

Adjusted EPS	$0.66	$0.58	n/a

Diluted weighted-average common shares (millions)	487.5	496.9	n/a

Effective Tax Rate on Adjusted Earnings is computed as follows:

Year ended December 31,

(millions of U.S. dollars, except percentage)	2021

Adjusted earnings	965

Plus: Dividends declared on preference shares	2

Plus: Tax expense on adjusted earnings	156

Pre-tax adjusted earnings	1,123

IFRS tax expense	1,607

Remove tax related to:

Amortization of other identifiable intangible assets	26

Share of post-tax earnings in equity method investments	(1,497)

Other operating gains, net	(9)

Other items	5

Subtotal – Tax on pre-tax items removed from adjusted earnings	(1,475)

Remove: Tax items impacting comparability	24

Total: Remove all items impacting comparability	(1,451)

Tax expense on adjusted earnings	156

Effective tax rate on adjusted earnings	13.9%

(1)

Fair value adjustments, a component of operating expenses, primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.

(2)	For three months ended March 31, 2022 and 2021, see the “Results of Operations—Tax expense” section of this management’s discussion and analysis for additional information.

Reconciliation of net cash provided by operating activities to free cash flow

	Three months ended March 31,		Year ended December 31,

(millions of U.S. dollars)	2022	2021	2021

Net cash provided by operating activities	275	380	1,773

Capital expenditures	(171)	(120)	(487)

Other investing activities	-	1	81

Payments of lease principal	(17)	(21)	(109)

Dividends paid on preference shares	(1)	(1)	(2)

Free cash flow	86	239	1,256

Reconciliation of changes in revenues to changes in revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)(1)

	Three months ended March 31,

		Change

(millions of U.S. dollars)	2022	2021(2)	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic

Revenues

Legal Professionals	698	668	4%	(1%)	5%	-	6%

Corporates	411	382	8%	-	8%	-	8%

Tax & Accounting Professionals	253	227	11%	-	11%	-	11%

“Big 3” Segments Combined	1,362	1,277	7%	-	7%	-	7%

Reuters News	176	165	7%	(2%)	9%	-	9%

Global Print	142	143	(1%)	(1%)	-	-	-

Eliminations/Rounding	(6)	(5)

Total revenues	1,674	1,580	6%	(1%)	7%	-	7%

Recurring Revenues

Legal Professionals	653	621	5%	(1%)	6%	-	6%

Corporates	316	293	8%	-	8%	-	8%

Tax & Accounting Professionals	182	162	12%	-	12%	-	12%

“Big 3” Segments Combined	1,151	1,076	7%	-	7%	-	8%

Reuters News	155	149	5%	(2%)	6%	-	6%

Eliminations/Rounding	(6)	(5)

Total recurring revenues	1,300	1,220	7%	(1%)	7%	-	7%

Transactions Revenues

Legal Professionals	45	47	(4%)	(1%)	(3%)	(1%)	(2%)

Corporates	95	89	7%	(1%)	8%	-	8%

Tax & Accounting Professionals	71	65	10%	-	10%	-	10%

“Big 3” Segments Combined	211	201	5%	-	6%	-	6%

Reuters News	21	16	27%	(5%)	32%	-	32%

Total transactions revenues	232	217	7%	(1%)	8%	-	8%

(1)	Growth percentages are computed using whole dollars. Accordingly, percentages calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.
(2)	Revised to reflect the changes made to our segment reporting in the first quarter of 2022.

	Year ended December 31,

		Change

(millions of U.S. dollars)	2021(2)	2020(2)	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic

Revenues

Legal Professionals	2,712	2,535	7%	1%	6%	-	6%

Corporates	1,440	1,361	6%	1%	5%	-	5%

Tax & Accounting Professionals	915	842	9%	-	9%	-	9%

“Big 3” Segments Combined	5,067	4,738	7%	1%	6%	-	6%

Reuters News	694	645	8%	1%	7%	-	7%

Global Print	609	620	(2%)	1%	(3%)	-	(3%)

Eliminations/Rounding	(22)	(19)

Total revenues	6,348	5,984	6%	1%	5%	-	5%

(1)	Growth percentages are computed using whole dollars. Accordingly, percentages calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.
(2)	Revised to reflect the changes made to our segment reporting in the first quarter of 2022.

Reconciliation of changes in adjusted EBITDA and the related margin, and consolidated operating expenses and adjusted EPS, excluding the effects of foreign currency(1)

	Three months ended March 31,

			Change

(millions of U.S. dollars, except margins and per share amounts)	2022	2021(2)	Total	Foreign Currency	Constant Currency

Adjusted EBITDA

Legal Professionals	305	279	9%	(1%)	10%

Corporates	157	145	8%	1%	7%

Tax & Accounting Professionals	122	99	23%	1%	22%

“Big 3” Segments Combined	584	523	11%	-	11%

Reuters News	37	28	31%	8%	23%

Global Print	53	57	(8%)	-	(7%)

Corporate costs	(74)	(50)	n/a	n/a	n/a

Adjusted EBITDA	600	558	7%	-	7%

Adjusted EBITDA Margin

Legal Professionals	43.7%	41.8%	190bp	-	190bp

Corporates	38.1%	38.0%	10bp	30bp	(20)bp

Tax & Accounting Professionals	48.3%	43.8%	450bp	30bp	420bp

“Big 3” Segments Combined	42.9%	41.0%	190bp	30bp	160bp

Reuters News	21.0%	17.1%	390bp	150bp	240bp

Global Print	37.0%	39.9%	(290)bp	10bp	(300)bp

Adjusted EBITDA margin	35.8%	35.3%	50bp	30bp	20bp

Operating expenses	1,081	1,018	6%	-	6%

Adjusted EPS	$0.66	$0.58	14%	-	14%

(1)

Growth percentages and adjusted EBITDA margins are computed using whole dollars. Accordingly, percentages and margins calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.

(2)	Revised to reflect the changes made to our segment reporting in the first quarter of 2022.

Reconciliation of changes in adjusted EBITDA and the related margin(1)

Year ended December 31,

(millions of U.S. dollars, except margins)	2021(2)

Adjusted EBITDA

Legal Professionals	1,091

Corporates	496

Tax & Accounting Professionals	379

“Big 3” Segments Combined	1,966

Reuters News	103

Global Print	226

Corporate costs	(325)

Adjusted EBITDA	1,970

Adjusted EBITDA Margin

Legal Professionals	40.2%

Corporates	34.4%

Tax & Accounting Professionals	41.3%

“Big 3” Segments Combined	38.8%

Reuters News	14.8%

Global Print	37.1%

Adjusted EBITDA margin	31.0%

(1)	Adjusted EBITDA margins are computed using whole dollars. Accordingly, margins calculated from reported amounts may differ from those presented.
(2)	Revised to reflect the changes made to our segment reporting in the first quarter of 2022.

Appendix C

Quarterly information (unaudited)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarters ended

(millions of U.S. dollars, except per share amounts)	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020

Revenues	1,674	1,710	1,526	1,532	1,580	1,616	1,443	1,405

Operating profit	414	257	282	316	387	956	318	365

Earnings (loss) from continuing operations	1,018	(177)	(241)	1,072	5,033	587	240	131

(Loss) earnings from discontinued operations, net of tax	(11)	2	1	(4)	3	(25)	1	(5)

Net earnings (loss)	1,007	(175)	(240)	1,068	5,036	562	241	126

Earnings (loss) attributable to common shareholders	1,007	(175)	(240)	1,068	5,036	562	241	126

Basic earnings (loss) per share

From continuing operations	$2.09	$(0.36)	$(0.49)	$2.16	$10.15	$1.18	$0.48	$0.26

From discontinued operations	(0.02)	-	-	(0.01)	-	(0.05)	-	(0.01)

	$2.07	$(0.36)	$(0.49)	$2.15	$10.15	$1.13	$0.48	$0.25

Diluted earnings (loss) per share

From continuing operations	$2.09	$(0.36)	$(0.49)	$2.16	$10.13	$1.18	$0.48	$0.26

From discontinued operations	(0.03)	-	-	(0.01)	-	(0.05)	-	(0.01)

	$2.06	$(0.36)	$(0.49)	$2.15	$10.13	$1.13	$0.48	$0.25

Revenues – Our revenues do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term. However, our revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. The COVID-19 pandemic caused some of our revenue to shift from our traditional patterns. Specifically, revenues in our Tax & Accounting Professionals segment in the first quarter of 2022 and the second quarter of 2021 benefited from year-over-year timing of U.S. federal tax deadlines. In 2021, revenues in our Global Print segment benefited from more professionals returning to work. In contrast, revenues in 2020 were negatively impacted by delayed print shipments and deferrals of tax return filing revenues due to extended U.S. federal tax deadlines. As most of our business is conducted in U.S. dollars, foreign currency had a minimal impact on our revenues throughout the eight-quarter period. Acquisitions or divestitures of businesses did not significantly impact our revenues throughout the eight-quarter period.

Operating profit – Similarly, our operating profit does not tend to be significantly impacted by seasonality, as most of our operating expenses are fixed. As a result, when our revenues increase, we generally become more profitable, and when our revenues decline, we generally become less profitable. In the first quarter of 2022 and throughout 2021, our operating profit was impacted by the timing of costs associated with our Change Program. Beginning in the second quarter of 2020, operating profit benefited from our COVID-19 related cost mitigation initiatives. In the fourth quarter of 2020, operating profit also benefited from a significant gain from the sale of an investment and a gain from an amendment to a pension plan.

Net earnings (loss) – Our net earnings are impacted by changes in the value of our LSEG investment. The first quarter of 2022 and second quarter of 2021 reflected increases in the value of our LSEG investment. The net loss in the third and fourth quarters of 2021 reflected decreases in the value of our LSEG investment. Net earnings in the first quarter of 2021 were significantly higher than other periods due to the gain on sale of Refinitiv to LSEG.

Appendix D

Guarantor Supplemental Financial Information

The following tables set forth consolidating summary financial information in connection with the full and unconditional guarantee by Thomson Reuters Corporation and three U.S. subsidiary guarantors, which are also indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation (referred to as the Guarantor Subsidiaries), of any debt securities issued by TR Finance LLC under a trust indenture to be entered into between Thomson Reuters Corporation, TR Finance LLC, the Guarantor Subsidiaries, Computershare Trust Company of Canada, and Deutsche Bank Trust Company Americas. TR Finance LLC is an indirect 100%-owned subsidiary of Thomson Reuters Corporation and was formed with the sole purpose of issuing debt securities. TR Finance LLC has no significant assets or liabilities, as well as no subsidiaries or ongoing business operations of its own. The ability of TR Finance LLC to pay interest, premiums, operating expenses and to meet its debt obligations will depend upon the credit support of Thomson Reuters Corporation and the subsidiary guarantors. See the “Liquidity and Capital Resources” section of this management’s discussion and analysis for additional information.

The tables below contain condensed consolidating financial information for the following:

●	Parent – Thomson Reuters Corporation, the direct or indirect owner of all of its subsidiaries
●	Subsidiary Issuer – TR Finance LLC
●	Guarantor Subsidiaries on a combined basis
●	Non-Guarantor Subsidiaries – Other subsidiaries of Thomson Reuters Corporation on a combined basis that will not guarantee TR Finance LLC debt securities
●	Eliminations – Consolidating adjustments
●	Thomson Reuters on a consolidated basis

The Guarantor Subsidiaries referred to above are comprised of the following indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation:

●	Thomson Reuters Applications Inc., which operates part of the Company’s Legal Professionals, Tax & Accounting Professionals and Corporates businesses;
●	Thomson Reuters (Tax & Accounting) Inc., which operates part of the Company’s Tax & Accounting Professionals and Corporates businesses; and
●	West Publishing Corporation, which operates part of the Company’s Legal Professionals, Corporates and Global Print businesses.

Thomson Reuters Corporation accounts for its investments in subsidiaries using the equity method for purposes of the condensed consolidating financial information. Where subsidiaries are members of a consolidated tax filing group, Thomson Reuters Corporation allocates income tax expense pursuant to the tax sharing agreement among the members of the group, including application of the percentage method whereby members of the consolidated group are reimbursed for losses when they occur, regardless of the ability to use such losses on a standalone basis. We believe that this allocation is a systematic, rational approach for allocation of income tax balances. Adjustments necessary to consolidate the Parent, Guarantor Subsidiaries and Non-Guarantor Subsidiaries are reflected in the “Eliminations” column.

This basis of presentation is not intended to present the financial position of Thomson Reuters Corporation and the results of its operations for any purpose other than to comply with the specific requirements for guarantor reporting and should be read in conjunction with our consolidated interim financial statements for the three months ended March 31, 2022, our 2021 annual consolidated financial statements, as well as our 2021 annual management’s discussion and analysis included in our 2021 annual report.

The following condensed consolidating financial information is provided in compliance with the requirements of Section 13.4 of National Instrument 51-102 -Continuous Disclosure Obligations providing for an exemption for certain credit support issuers. Thomson Reuters Corporation has also elected to provide the following supplemental financial information in accordance with Article 13 of Regulation S-X, as adopted by the SEC and set forth in SEC Release No. 33-10762.

The following condensed consolidating financial information has been prepared in accordance with IFRS, as issued by the IASB and is unaudited.

CONDENSED CONSOLIDATING INCOME STATEMENT

	Three months ended March 31, 2022

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

CONTINUING OPERATIONS

Revenues	-	-	586	1,307	(219)	1,674

Operating expenses	(3)	-	(445)	(852)	219	(1,081)

Depreciation	-	-	(13)	(25)	-	(38)

Amortization of computer software	-	-	(3)	(111)	-	(114)

Amortization of other identifiable intangible assets	-	-	(13)	(13)	-	(26)

Other operating losses, net	-	-	-	(1)	-	(1)

Operating (loss) profit	(3)	-	112	305	-	414

Finance (costs) income, net:

Net interest expense	(40)	-	-	(8)	-	(48)

Other finance income	3	-	1	90	-	94

Intercompany net interest income (expense)	28	-	(12)	(16)	-	-

(Loss) income before tax and equity method investments	(12)	-	101	371	-	460

Share of post-tax earnings in equity method investments	-	-	-	798	-	798

Share of post-tax earnings in subsidiaries	1,019	-	4	76	(1,099)	-

Tax expense	-	-	(25)	(215)	-	(240)

Earnings from continuing operations	1,007	-	80	1,030	(1,099)	1,018

Loss from discontinued operations, net of tax	-	-	-	(11)	-	(11)

Net earnings	1,007	-	80	1,019	(1,099)	1,007

Earnings attributable to common shareholders	1,007	-	80	1,019	(1,099)	1,007

CONDENSED CONSOLIDATING INCOME STATEMENT

	Three months ended March 31, 2021

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

CONTINUING OPERATIONS

Revenues	-	-	1,092	884	(396)	1,580

Operating expenses	(2)	-	(954)	(458)	396	(1,018)

Depreciation	-	-	(16)	(30)	-	(46)

Amortization of computer software	-	-	(5)	(111)	1	(115)

Amortization of other identifiable intangible assets	-	-	(13)	(18)	-	(31)

Other operating (losses) gains, net	-	-	(1)	18	-	17

Operating (loss) profit	(2)	-	103	285	1	387

Finance (costs) income, net:

Net interest expense	(39)	-	(1)	(11)	-	(51)

Other finance (costs) income	(16)	-	-	10	-	(6)

Intercompany net interest income (expense)	28	-	(12)	(16)	-	-

(Loss) income before tax and equity method investments	(29)	-	90	268	1	330

Share of post-tax earnings in equity method investments	-	-	-	6,297	-	6,297

Share of post-tax earnings in subsidiaries	5,065	-	2	67	(5,134)	-

Tax expense	-	-	(23)	(1,571)	-	(1,594)

Earnings from continuing operations	5,036	-	69	5,061	(5,133)	5,033

Earnings from discontinued operations, net of tax	-	-	-	3	-	3

Net earnings	5,036	-	69	5,064	(5,133)	5,036

Earnings attributable to common shareholders	5,036	-	69	5,064	(5,133)	5,036

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

	March 31, 2022

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Cash and cash equivalents	6	-	173	475	-	654

Trade and other receivables	2	-	454	526	-	982

Intercompany receivables	3,733	-	430	2,682	(6,845)	-

Other financial assets	-	-	6	43	-	49

Prepaid expenses and other current assets	-	-	220	225	-	445

Current assets excluding assets held for sale	3,741	-	1,283	3,951	(6,845)	2,130

Assets held for sale	-	-	67	144	-	211

Current assets	3,741	-	1,350	4,095	(6,845)	2,341

Property and equipment, net	-	-	188	291	-	479

Computer software, net	-	-	10	816		826

Other identifiable intangible assets, net	-	-	1,123	2,179	-	3,302

Goodwill	-	-	3,783	2,099	-	5,882

Equity method investments	-	-	-	7,545	-	7,545

Other non-current assets	120	-	129	1,063	-	1,312

Intercompany receivables	222	-	-	779	(1,001)	-

Investments in subsidiaries	16,830	-	77	4,591	(21,498)	-

Deferred tax	-	-	-	1,142	-	1,142

Total assets	20,913	-	6,660	24,600	(29,344)	22,829

LIABILITIES AND EQUITY

Liabilities

Payables, accruals and provisions	83	-	303	664	-	1,050

Current tax liabilities	-	-	1	210	-	211

Deferred revenue	-	-	317	507	-	824

Intercompany payables	2,402	-	281	4,162	(6,845)	-

Other financial liabilities	-	-	21	57	-	78

Current liabilities excluding liabilities associated with assets held for sale	2,485	-	923	5,600	(6,845)	2,163

Liabilities associated with assets held for sale	-	-	35	123	-	158

Current liabilities	2,485	-	958	5,723	(6,845)	2,321

Long-term indebtedness	3,800	-	-	-	-	3,800

Provisions and other non-current liabilities	3	-	69	809	-	881

Intercompany payables	-	-	779	222	(1,001)	-

Deferred tax	-	-	186	1,016	-	1,202

Total liabilities	6,288	-	1,992	7,770	(7,846)	8,204

Equity

Total equity	14,625	-	4,668	16,830	(21,498)	14,625

Total liabilities and equity	20,913	-	6,660	24,600	(29,344)	22,829

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

	December 31, 2021

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Cash and cash equivalents	15	-	237	526	-	778

Trade and other receivables	-	-	690	367	-	1,057

Intercompany receivables	3,477	-	648	2,545	(6,670)	-

Other financial assets	-	-	6	102	-	108

Prepaid expenses and other current assets	2	-	236	224	-	462

Current assets excluding assets held for sale	3,494	-	1,817	3,764	(6,670)	2,405

Assets held for sale	-	-	8	40	-	48

Current assets	3,494	-	1,825	3,804	(6,670)	2,453

Property and equipment, net	-	-	201	301	-	502

Computer software, net	-	-	12	810	-	822

Other identifiable intangible assets, net	-	-	1,136	2,195	-	3,331

Goodwill	-	-	3,822	2,118	-	5,940

Equity method investments	-	-	-	6,736	-	6,736

Other non-current assets	100	-	144	982	-	1,226

Intercompany receivables	230	-	-	778	(1,008)	-

Investments in subsidiaries	15,899	-	71	4,526	(20,496)	-

Deferred tax	-	-	-	1,139	-	1,139

Total assets	19,723	-	7,211	23,389	(28,174)	22,149

LIABILITIES AND EQUITY

Liabilities

Payables, accruals and provisions	51	-	398	877	-	1,326

Current tax liabilities	-	-	-	169	-	169

Deferred revenue	-	-	634	240	-	874

Intercompany payables	2,049	-	497	4,124	(6,670)	-

Other financial liabilities	-	-	22	153	-	175

Current liabilities excluding liabilities associated with assets held for sale	2,100	-	1,551	5,563	(6,670)	2,544

Liabilities associated with assets held for sale	-	-	11	26	-	37

Current liabilities	2,100	-	1,562	5,589	(6,670)	2,581

Long-term indebtedness	3,786	-	-	-	-	3,786

Provisions and other non-current liabilities	3	-	74	866	-	943

Intercompany payables	-	-	779	229	(1,008)	-

Deferred tax	-	-	199	806	-	1,005

Total liabilities	5,889	-	2,614	7,490	(7,678)	8,315

Equity

Total equity	13,834	-	4,597	15,899	(20,496)	13,834

Total liabilities and equity	19,723	-	7,211	23,389	(28,174)	22,149

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

	Three months ended March 31, 2022

Net cash (used in) provided by operating activities	(16)	-	73	218	-	275

Net cash provided by (used in) investing activities	-	-	21	(200)	-	(179)

Net cash provided by (used in) financing activities	7	-	(158)	(69)	-	(220)

Decrease in cash and cash equivalents	(9)	-	(64)	(51)	-	(124)

	Three months ended March 31, 2021

Net cash (used in) provided by operating activities	(13)	-	60	333	-	380

Net cash (used in) provided by investing activities	-	-	(3)	867	(35)	829

Net cash provided by (used in) financing activities	16	-	(84)	(378)	35	(411)

Translation adjustments	-	-	-	(1)	-	(1)

Increase (decrease) in cash and cash equivalents	3	-	(27)	821	-	797